UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated October 29, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores).

FREE TRANSLATION

Buenos Aires, October 29, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: General Ordinary Shareholders’ Meeting summoned for November 25, 2019 (the “Shareholders’ Meeting”).

I am writing to you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), as an update to the Relevant Matter submitted on October 24, 2019 through the Autopista de la Información Financiera (ID 42535250-D), whereby we informed of the decision to summon the Shareholders’ Meeting mentioned above.

In this regard, I inform you that on the date hereof we received notice from the controlling shareholder Cablevisión Holding S.A. that it is the intention of Cablevisión Holding S.A. to propose the appointment, in such Shareholders’ Meeting of Telecom Argentina, of Mr. Carlos Alberto Moltini as Director and Mr. Ignacio José María Sáenz Valiente as Alternate Director, to serve from January 1, 2020 and until the end of fiscal year 2020.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 29, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations